SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

________________

SILICOM  LTD.

 (Translation of Registrant's name into English)

________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

This report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

	By:	/s/ Eran Gilad
Eran Gilad
CFO
Dated: August 16th, 2010

FOR IMMEDIATE RELEASE

BREAKTHROUGH DEAL FOR SILICOM’S SETAC:
TIER-1 SECURITY LEADER SELECTS SETAC-BASED
SOLUTION CREATED BY SILICOM &
FORTUNE-100 INDUSTRY GIANT

- Deal Expected to Generate >$3M Sales in 1st Production Year -

KFAR SAVA, Israel—August 16, 2010--Silicom Ltd. (NASDAQ and TASE: SILC) today announced that its patent-pending SETAC Server-To-Appliance-Converter solution has been selected by one of the security industry’s dominant players for use in next-generation lines of security appliances to be launched in early 2011. Silicom estimates that sales related to the deal will ramp up over the next year generating revenues of over $3 million in its first production year.

The SETAC-based appliances are a result of a co-operative effort between Silicom, the security leader, and a Fortune-100 industry giant, a pioneering developer and builder of high-performance server platforms. The Fortune-100 company will also integrate the SETAC components into its servers before delivering them to the security customer; for its part, Silicom will sell the SETAC modules and components to both of the two other participating companies.

The security leader has chosen Silicom’s pioneering SETAC solution to bring a new level of functionality and flexibility to its appliances without sacrificing the use of highest-quality brand name server-grade platforms. Within these appliances, the customer will deploy Silicom’s SETAC modules with 1Gbps, 10Gbps and encryption capabilities.

“This is a breakthrough, game-changing deal for Silicom - a powerful confirmation that the market is seeking a superior higher-quality branded alternative for designing and building appliance platforms,” commented Shaike Orbach, Silicom’s President and CEO. “Just as important, the fact that companies of this stature are eager to act as partners in this deal confirms our overall SETAC marketing and implementation strategy.”

Mr. Orbach continued, “We are also excited that a platform developer as significant as our Fortune-100 partner has expressed interest in independently selling SETAC-based appliances and adapting the SETAC concept to additional platforms. Success in this area would be beyond the scope of this specific deal, and would obviously have result in a significant boost in our future SETAC business. As a result, we are now even more optimistic regarding the SETAC’s forward momentum and its ability to drive our business to a whole new level.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company's flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com